Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273163

EQT EXETER REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 9 DATED DECEMBER 30, 2025

TO THE PROSPECTUS DATED APRIL 18, 2025

This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of EQT Exeter Real Estate Income Trust, Inc. dated April 18, 2025, as supplemented by Supplement No. 1 dated May 15, 2025, Supplement No. 2 dated June 16, 2025, Supplement No. 3 dated July 15, 2025, Supplement No. 4 dated August 15, 2025, Supplement No. 5 dated September 15, 2025, Supplement No. 6 dated October 15, 2025, Supplement No. 7 dated November 17, 2025 and Supplement No. 8 dated December 15, 2025(as supplemented, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to EQT Exeter Real Estate Income Trust, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to provide information regarding our acquisition of an industrial property and entry into a property management agreement;
•
to update the risk factors in the Prospectus; and
•
to update the suitability standards in the Prospectus.

Acquisition of Torrance Property

On December 23, 2025, we, through an indirect subsidiary (the “Torrance Buyer”), acquired a 76,007 square foot last mile industrial facility (the “Torrance Property”) located on approximately 9.6 acres of land in Torrance, California. On December 19, 2025, our Adviser entered into a purchase and sale agreement in connection with a sale-leaseback transaction with an affiliate of a leading global food and beverage company (the “Torrance Seller”), to acquire the Torrance Property. On December 23, 2025, the Adviser assigned the purchase and sale agreement to the Torrance Buyer for $1.00. The Torrance Seller is not affiliated with us or our Adviser.

The purchase price of the Torrance Property was approximately $51.5 million, exclusive of closing costs. We funded the acquisition of the Torrance Property with cash on hand, which primarily consists of proceeds from our offerings of our shares of common stock.

Construction was completed on the Torrance Property in 2000. Pursuant to the purchase and sale agreement, the Torrance Buyer agreed to lease back 100% of the Torrance Property to the Torrance Seller. The Torrance Seller's parent company is a leading global food and beverage company that offers a diverse portfolio of well-known brands across beverages, salty snacks, convenient foods, and nutrition-focused products. The Torrance Property serves as a warehouse and distribution facility for the products of the Torrance Seller's parent.

The initial term of the Torrance lease expires on December 31, 2035, with two five-year extension options. The Torrance lease includes 3.0% annual rent escalations during the initial term.

The current annualized base rent for the Torrance lease, which represents annualized contractual base rental income as of December 23, 2025, adjusted to straight-line any contractual rent increases or decreases from our acquisition of the Torrance Property through the balance of the term, is approximately $2.98 million and the current remaining lease term for the Torrance Property tenant is approximately 10.0 years. The current average rental rate over the remaining lease term, which is calculated as the annualized base rent divided by the leased rentable square feet, is approximately $39.19 per square foot.

The Torrance Property lease and rental payments commenced on December 23, 2025. As of December 23, 2025, the annual rental rate was $34.20 per square foot.

We believe that the Torrance Property is suitable for its intended purpose and is adequately insured. The Torrance Property will face competition from similarly situated properties in and around its submarket. We do not intend to make significant renovations or improvements. For U.S. federal income tax purposes, the depreciable basis of the Torrance Property, excluding the basis attributable to land, is depreciated in accordance with the methods and useful lives prescribed by the Internal Revenue Code of 1986, as amended (the “Code”) and applicable regulations.

Property Management Agreement

We expect to retain an affiliate of our Adviser to provide property management and leasing services for most, if not all, of the properties we acquire. In connection with the acquisition of the Torrance Property, on December 23, 2025, we, through the Torrance Buyer, entered into a property management agreement with EQT Real Estate Advisors, LLC (the “Property Manager”), an affiliate of our Adviser (the “Property Management Agreement”). The Property Management Agreement has a term through the end of the calendar year and will be renewed automatically for successive one-year periods unless terminated by either party giving the other party notice not less than thirty (30) days prior to the expiration of the then-current term. Pursuant to the Property Management Agreement, we will pay the Property Manager management fees equal to the lesser of the then-current market rate for services provided and the amount of such fee per the terms of the tenant lease. We will pay the Property Manager leasing commissions based on the then-current market rate; provided if the tenant is represented by a broker, the aggregate commissions would be no more than the then-current market rate. We will reimburse the Property Manager for all reasonable and actual expenditures.

Update to Risk Factors

The following disclosure supersedes and replaces the risk factor in the section of the Prospectus entitled “Risk Factors” with the heading “We have invested and expect to continue to invest in commercial properties subject to net leases, which could subject us to losses.”

We have invested and expect to continue to invest in commercial properties subject to net leases, which could subject us to losses.

We have invested and expect to continue to invest in commercial properties subject to net leases. Typically, net leases require the tenants to pay substantially all of the operating costs associated with the properties. As a result, the value of, and income from, investments in commercial properties subject to net leases will depend, in part, upon the ability of the applicable tenant to meet its obligations to maintain the property under the terms of the net lease. If a tenant fails or becomes unable to so maintain a property, we will be subject to all risks associated with owning the underlying real estate. In addition, we may have limited oversight into the operations or the managers of these properties, subject to the terms of the net leases.

We have invested and expect to continue to invest in commercial properties subject to net leases that are occupied by a single tenant. The success of such investments is largely dependent on the financial stability of each such tenant. A default of any such tenant on its lease payments to us would cause us to lose the revenue from the property and cause us to have to find an alternative source of revenue to meet any mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and reletting our property. If a lease is terminated, we may also incur significant losses to make the leased premises ready for another tenant and experience difficulty or a significant delay in re-leasing such property.

In addition, net leases typically have longer lease terms, and thus there is an increased risk that contractual rental increases in future years will fail to result in fair market rental rates during those years.

We may acquire these investments through sale-leaseback transactions, which involve the purchase of a property and the leasing of such property back to the seller thereof. If we enter into a sale-leaseback transaction, we will seek to structure any such sale-leaseback transaction such that the lease will be characterized as a "true lease" for U.S. federal income tax purposes, thereby allowing us to be treated as the owner of the property for U.S. federal income tax purposes. However, we cannot assure you that the IRS will not challenge such characterization. In the event that any such sale-leaseback transaction is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed, and the timing of our income inclusion could differ from that of the lease payments. If a sale-leaseback transaction were so recharacterized (or otherwise not respected as a lease), we might fail to satisfy the REIT qualification "asset tests" or "gross income tests" and, consequently, lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated, which might also cause us to fail to meet the REIT distribution requirement for a taxable year.

If a tenant of a net lease defaults and we are unable to find a replacement tenant, we may attempt to hold and operate the relevant property ourselves through a taxable REIT subsidiary, which would subject income on the property to corporate-level taxation and reduce our funds available for distribution. In certain circumstances, depending on how much capacity we have available of the total value we are permitted to hold in taxable REIT subsidiaries under applicable rules, we may not be able to hold and operate the property in a taxable REIT subsidiary, which could result in the property and the related income not satisfying the REIT qualification asset and income tests and could jeopardize our REIT status.

The following risk factor is added to the section of the Prospectus entitled “Risk Factors—Risks Related to our REIT Status and Certain Other Tax Items”:

Recharacterization of sale-leaseback transactions may cause us to lose our REIT status.

We may purchase real properties and lease them back to the sellers of such properties. We cannot guarantee that the IRS will not challenge our characterization of any sale-leaseback transactions. In the event that any such sale-leaseback transaction is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so recharacterized, we might fail to satisfy the REIT qualification "asset tests" or the "gross income tests" and, consequently, lose our REIT status. Alternatively, the amount of our REIT taxable income could be recalculated, which might also cause us to fail to meet the distribution requirements for a taxable year.

Update to Suitability Standards

The following disclosure updates the suitability standard for Alabama investors in the “Suitability Standards” section of the Prospectus as well as the suitability standard for Alabama investors in “Appendix B: Form of Subscription Agreement”in the Prospectus:

Effective for subscriptions accepted after January 1, 2026, the following suitability standard applies to Alabama investors in our offering:

Alabama - Alabama investors must have either (i) a minimum of $100,000 annual gross income and a net worth of $100,000, or (ii) a net worth of at least $350,000. In addition, an Alabama investor’s aggregate investment in us and other non-traded direct participation programs shall not exceed 10% of such investor’s liquid net worth at the time of investment in us. This concentration limit does not apply to investments made as a result of participation in a distribution reinvestment program nor to an investor who is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended. Liquid net worth is defined as that portion of net worth consisting of cash, cash equivalents and readily marketable securities.